FORM 18-K/A
Amendment No. 1
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
THE REPUBLIC OF ITALY
(Name of Registrant)
Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED*
(As of close of the fiscal year)

	Amounts as to which registration	Names of exchanges on which
Title of Issues	is effective	registered
N/A*	N/A	N/A
Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:
THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008
It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:
RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

TABLE OF CONTENTS

SIGNATURE
EXHIBIT INDEX
     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2003 comprises:
(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1 -	Recent Developments update dated September 12, 2006;

Exhibit (a) -
Consent of Dottoressa Maria Cannata, Director General of the Treasury Department of the Ministry of Economy and Finance of the Republic of Italy, to the use of her name in the prospectus of the Republic of Italy relating to the Registration Statement No. 333-111482; and

Exhibit (c) -
The latest annual budget for the Registrant as set forth in the Program Document for 2007-2011 (Documento di Programmazione Economico-Finanziaria per gli anni 2007-2011), dated July 7, 2006, filed in paper format under cover of Form SE on September 12, 2006.

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

2

SIGNATURE
     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on September 12, 2006.

REPUBLIC OF ITALY

By:	/s/ Maria Cannata

Name:	Dott.ssa Maria Cannata
Title:	Director General — Treasury Department — Direction II Ministry of Economy and Finance

3

EXHIBIT INDEX

Exhibit		Description	Page No.

1		Recent Developments update dated September 12, 2006

(a	)
Consent of Dottoressa Maria Cannata, Director General of the Treasury Department of the Ministry of Economy and Finance of the Republic of Italy, to the use of her name in the prospectus of the Republic of Italy relating to the Registration Statement No. 333-111482

(c	)
The latest annual budget for the Registrant as set forth in the Program Document for 2007-2011 (Documento di Programmazione Economico-Finanziaria per gli anni 2007-2011), dated July 7, 2006, filed in paper format under cover of Form SE on September 12, 2006

4

Exhibit 1
Recent Developments update dated September 12, 2006
     The information included in this section supplements the information about the Republic of Italy that is contained in Exhibit D to the Republic’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2004. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
President, Government and General Elections
     In May 2006, following the expiration of the seven-year term of President Carlo Azeglio Ciampi, Giorgio Napolitano was elected President of the Republic of Italy by Parliament.
     Following the general elections held in April 2006, the incumbent prime-minister Mr. Silvio Berlusconi, leader of the center-right Casa delle Libertá, was defeated by Mr. Romano Prodi, leader of the center-left Unione, who was appointed to form a new Government, which was sworn in on May 17, 2006.
The Italian Economy — Key Trends in 2006
     Based on ISTAT data, Italy’s real GDP increased at a seasonally adjusted rate of 0.5 per cent in the second quarter of 2006 compared to the previous quarter and of 1.5 per cent compared to the second quarter of 2006. Italy’s seasonally adjusted average unemployment rate decreased to 7.4 per cent during the first quarter of 2006 from 7.6 per cent during the last quarter of 2005. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 2.3 per cent during the twelve months ended July 31, 2006.
Real GDP and Expenditures
     The following table sets forth information relating to real GDP and expenditures for the periods indicated.
Real GDP and Expenditures(1)

	2001	2002	2003	2004	2005
	(euro in millions)
Real GDP	1,212,442	1,216,589	1,217,041	1,230,006	1,229,568
Add: Imports of goods and services	310,617	309,145	311,589	319,426	323,776
of which
Goods	256,668	255,040	255,385	276,801	300,648
Services	64,458	65,737	65,128	65,455	73,095
Total supply of goods and services	1,523,060	1,525,726	1,528,574	1,549,148	1,552,877
Less: Exports of goods and services	323,816	310,783	303,219	312,373	313,178

of which
Goods	261,662	251,172	244,935	252,580	252,598
Services	64,927	63,914	63,031	67,354	72,157
Total goods and services available for domestic expenditure	1,199,244	1,214,943	1,225,355	1,236,775	1,239,699

Selected Domestic Expenditure Indicators
Private sector consumption	714,701	715,871	722,865	726,805	727,228
Public sector consumption	231,710	236,795	241,662	243,100	245,988

	2001	2002	2003	2004	2005
	(euro in millions)
Total domestic consumption	946,411	952,666	964,527	969,905	973,216
Gross fixed investment	248,082	257,969	253,576	259,129	257,425

(1)	In connection with ISTAT’s revisions to the national accounting system implemented in December 2005, ISTAT replaced its methodology for calculating real growth, which was based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain (2001 in the above table) component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document from and including 2001 differ from and are not comparable to data published in earlier documents filed by Italy with the United States Securities and Exchange Commission.
Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.
Selected Balance of Payments Indicators 2001 through 2005
     The following table shows the balance of payments for the periods indicated.

	2001	2002	2003	2004	2005
	(euro in millions)
Current Account	(740)	(10,014)	(17,351)	(12,471)	(22,056)
Capital Account	936	(67)	2,251	1,822	1,779
Financial Account	(3,294)	8,532	17,319	8,228	19,041
Errors and omissions	3,098	1,549	(2,218)	2,421	1,236

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.
     The deterioration of Italy’s current account reflects a decrease in the visible trade surplus from €8.8 billion in 2004 to €0.1 billion in 2005 and also a decrease in Italy’s invisible trade from a surplus of €1.2 billion in 2004 to a deficit €0.4 billion in 2005, and an increase in the current transfers deficit from €7.7 billion in 2004 to €8.2 billion in 2005. This deterioration was offset in part by a decrease in Italy’s income deficit from €14.8 billion in 2004 to €13.6 billion in 2005.
     The increase in Italy’s financial account surplus was principally attributable to an increase in its portfolio investment surplus from €26.4 billion in 2004 to €43.4 billion in 2005 (mainly due to higher investment by non-Italians in Italian debt securities, partially offset by an increase in investment by Italians in non-Italian debt and equity securities) and an increase in net inflows to Italian banks of €27 billion, compared to net outflows of €11 billion from Italian banks in 2004. The increase in Italy’s financial account was offset in part by net direct investment outflows of €17.6 billion in 2005 compared to net direct investment outflows of €2.0 billion in 2004.
Public Finance — General Government Revenues and Expenditures
The 2007-2011 Program Document
     In July 2006 the Government finalized and presented to Parliament its 2007-2011 Program Document, which contemplates as its main objective achieving long-term economic growth in a stable economic environment.

     The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the Program Document.
2006-2009 Program Document Objectives

	2006	2007	2008	2009	2010	2011
GDP (% real growth rate)	1.5	1.2	1.5	1.6	1.7	1.7
Unemployment rate (%)	7.6	7.5	7.4	7.2	7.0	6.7

Net borrowing, as a percentage of GDP	4.0	2.8	2.2	1.6	0.8	0.1
Primary balance, as a percentage of GDP	0.5	2.1	2.7	3.4	4.1	4.9
Public debt, as a percentage of GDP	107.7	107.5	107.0	105.1	102.6	99.7

Structural budget surplus/(net borrowing), as a percentage of GDP	(3.4)	(2.2)	(1.7)	(1.1)	(0.5)	0.3
Structural (net borrowing), net of one-off measures, as a percentage of GDP	(4.0)	(2.8)	(2.2)	(1.6)	(0.8)	(0.1)
Structural primary balance, as a percentage of GDP	1.1	2.7	3.2	3.8	4.5	5.2
Structural primary balance, net of one-off measures, as a percentage of GDP	0.8	2.6	3.1	3.8	4.5	5.2

Source: 2007-2011 Program Document.
General Government Revenues and Expenditures
     The table below sets forth general Government revenues and expenditures for the five-year period ended December 31, 2005. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of outstanding Treasury securities and cannot be used to finance current expenditures. Accordingly, proceeds from privatizations do not affect the financial balance, but, when used to repay outstanding Treasury securities, do contribute to a decrease in the public debt and consequently the ratio of public debt to GDP.
     The Statistical Office of the European Communities, or Eurostat, is currently considering the need for new accounting rules applicable to EU member states relating to, among other things, the treatment of receipts from securitization transactions. Eurostat is also engaged in discussions with Italian authorities relating to the accounting treatment of government owned entities, including Cassa Depositi e Presititi S.p.A. and Trenitalia S.p.A. Any decision by Eurostat to change the accounting treatment of receipts from securitization transactions and certain government owned entities could require Italy to restate its general government revenues and expenditures for the periods presented in the following table.
General Government Revenues and Expenditures

	2001(1)	2002	2003	2004	2005
	(millions of euro)
Expenditures
Current expenditures	548,765	567,051	590,828	612,180	630,241
of which
Total consumption	227,693	238,456	250,382	262,244	272,669
of which

	2001(1)	2002	2003	2004	2005
	(millions of euro)
Wages and salaries	131,647	137,621	144,749	149,609	155,533
Cost of goods and services	96,046	100,835	105,633	112,635	117,136
Interest expense	78,764	71,519	68,514	65,753	64,549
Production grants	15,156	14,450	14,213	14,533	13,201
Social services	202,332	214,078	224,485	234,627	241,692
Other current expenditures	24,820	28,548	33,234	35,023	38,130
Capital expenditures(2)	52,077	46,932	57,060	54,496	57,050
Investments	29,630	22,468	32,778	33,276	33,499
Investment grants	16,891	18,440	19,463	17,728	18,909
Other capital expenditures	5,556	6,024	4,819	3,492	4,642
Total expenditures	600,842	613,983	647,888	666,676	687,291
as a percentage of GDP	48.1%	47.4%	48.5%	48.0%	48.5%
Revenues
Current revenues	558,872	571,231	579,562	607,301	623,153
of which
Tax revenues	360,950	364,728	365,515	380,798	390,911
of which
Direct taxes	183,998	179,554	178,745	185,400	189,052
Indirect taxes	176,952	185,174	186,770	195,398	201,859
Social security contributions	153,823	161,275	168,776	176,550	182,416
Revenues from capital	8,142	8,249	8,087	7,477	8,118
Other current revenues	35,957	36,979	37,184	42,476	41,708
Capital revenues	3,469	5,667	22,290	11,723	5,964
Total revenues	562,341	576,898	601,852	619,024	629,117
as a percentage of GDP	45.0%	44.5%	45.1%	44.6%	44.4%

Current surplus/(deficit)	10,107	4,180	(11,266)	(4,879)	(7,088)
as a percentage of GDP	0.8%	0.3%	(0.8)%	(0.4)%	(0.5)%
Net borrowing	38,501	37,085	46,036	47,652	58,174
as a percentage of GDP	3.1%	2.9%	3.4%	3.4%	4.1%
Primary balance	40,263	34,434	22,478	18,101	6,375
as a percentage of GDP	3.2%	2.7%	1.7%	1.3%	0.4%
GDP (nominal value)	1,248,648	1,295,226	1,335,354	1,388,870	1,417,241

(1)	Eurostat published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy is required to account for receipts, aggregating approximately €6.7 billion, from certain real estate and state lottery proceeds securitization transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general government revenues and expenditures figures presented in the table above take into account the effects of the Eurostat decision.

(2)	Includes revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 (€1.6 million), 2002 (€10.8 million), 2003 (€2.7 million), 2004 (€4.5 million) and 2005 (€2.7 million).
Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.
     General government expenditures and revenues have increased in each of the last five years. General government expenditures rose by 3.1 per cent in 2005, compared to 2.9 per cent in 2004. Higher expenditure growth in 2005 was principally due to higher wages and salaries and costs of goods and services, which collectively accounted for 19.2 per cent of GDP in 2005 compared to 18.9 per cent in 2004 as well as higher social services expenditures, which accounted for 17.1 per cent of GDP in 2005 compared to 16.9 per cent in 2004.

     General government revenues grew at a slower rate than general government expenditure growth in 2005 (2.7 per cent) and 2004 (2.8 per cent). Current revenues grew by 2.6 per cent in 2005 compared to 4.8 per cent in 2004, primarily due to lower growth in tax revenues and a decrease in capital revenues compared to 2004.
     Italy’s current account registered a deficit in 2003, following four years of steadily declining current account surplus, principally due to the faster growth of wage and salaries, costs of goods and services and expenditures from social security services, than receipts from taxes and social security contributions. Italy’s current account deficit increased to €7.1 billion in 2005 from €4.9 billion in 2004, due to a slowdown in the growth of tax receipts compared to expenditures attributable to wage and salaries and costs of goods and services, and a slowdown in the growth of social security contributions compared to the growth of expenditures from social security services.
Composition of Tax Revenues
     The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2005 based on State sector (cash basis) accounting criteria. Direct and indirect tax revenues reflected in this table do not correspond to those shown in the “General Government Revenues and Expenditures” table set forth above, which is prepared on general Government (accrual basis) ESA95 accounting criteria as explained in further detail in footnote 1 to the table.
Composition of Tax Revenues

	2001	2002	2003	2004	2005
	(millions of euro)
Direct taxes(1)
Personal income tax	120,931	120,204	124,238	127,689	132,608
Corporate income tax	32,521	29,651	29,022	28,073	33,688
Investment income tax	11,363	10,598	8,543	7,914	8,875
Other(2)	12,745	9,860	15,796	18,640	4,401
Total direct taxes	177,560	170,313	177,599	182,316	179,572

Indirect taxes(1)
VAT	91,515	93,881	96,177	100,051	105,536
Other transaction-based taxes	14,518	16,499	15,789	18,176	17,953
Production taxes	24,586	24,667	26,087	24,906	26,353
Tax on State monopolies	7,305	7,685	7,770	8,502	8,511
National Lottery	7,722	8,858	6,839	14,658	12,343
Others	1,988	2,003	5,144	3,167	2,104
Total indirect taxes	147,634	153,593	157,806	169,460	172,800

Total taxes	325,194	323,906	335,405	351,776	352,372

(1)	The data presented in this table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures “, primarily because this table is prepared on the basis of State sector (cash basis) accounting criteria while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.
Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

     In 2005, direct taxes receipts decreased by 2.7 per cent from €182.3 billion in 2004 to €179.6 billion in 2005, principally due to lower receipts from non-recurring tax receipts, offset in part by higher receipts from personal income and corporate income taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Indirect tax receipts increased approximately 3.4 per cent from €169.4 billion in 2004 to €172.8 billion in 2005, mainly due to increases in VAT receipts, offset in part by a decrease in receipts from the national lottery.
Public Debt — Total Treasury Issues
     The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy’s total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by Ferrovie dello Stato S.p.A. and ANAS (Azienda Nazionale per le Strade) and debt incurred by other state sector entities and other general government entities.

	December 31, 2005	March 31, 2006	June 30, 2006
	(millions of euro)
Short term bonds (BOT)	117,806	136,250	142,803
Medium and long term bonds (initially issued in Italy)	1,006,589	1,021,144	1,050,189
External bonds (initially issued outside Italy)(1)	87,798	87,113	85,629

Total Treasury issues	1,212,193	1,244,507	1,278,620

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

The total amounts of external bonds shown above include outstanding debt under Italy’s €10 billion Commercial Paper program, with maturity of less than one year. All amounts of debt outstanding under Italy’s Commercial Paper Program are repaid in full every year by year-end.

The amount of external bonds shown above is not directly comparable to the total amount of external bonds indicated in the table “External Bonds of the Treasury as of June 30, 2006” below, which does not take into account (i) the effect of currency swaps and (ii) the amount of debt outstanding under Italy’s Commercial Paper Program.
Source: Ministry of Economy and Finance
     The following table shows the external bonds of the Treasury issued and outstanding as of June 30, 2006.
External Bonds of The Treasury
As of June 30, 2006

		Initial Public			Original Principal	Principal Amount
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
US$(1)
3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,753,087,391
1,500,000,000	6.025%-6.88%	100.000%	March 5, 1996	Mar 5, 2004/12	1,500,000,000	1,500,000,000	1,179,894,596
750,000,000	5.81%-6.70%	100.000%	March 5, 1996	Mar 5, 2002/10	750,000,000	750,000,000	589,947,298
1,500,000,000	5.97% -6.25%	100.000%	December 20, 1996	Dec 20, 2004/12	1,500,000,000	1,500,000,000	1,179,894,596
2,500,000,000	6.000%	99.755%	May 29, 1998	May 29, 2008	2,500,000,000	2,500,000,000	1,966,490,993
2,000,000,000	6.000%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,573,192,795
3,000,000,000	4.375%	99.468%	October 25, 2001	October 25, 2006	3,000,000,000	3,000,000,000	2,359,789,192
2,000,000,000	4.375%	98.007%	January 28, 2002	October 25, 2006	2,000,000,000	2,000,000,000	1,573,192,795
2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,573,192,795
1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	786,596,397
300,000,000	3 mth libor - 0.065%	100.000%	August 1, 2002	August 1, 2007	300,000,000	300,000,000	235,978,919
3,000,000,000	3.625%	99.721%	September 4, 2002	September 4, 2007	3,000,000,000	3,000,000,000	2,359,789,192
2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,573,192,795
2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,573,192,795
1,250,000,000	3.25%	99.949%	May 6, 2003	May 6, 2008	1,250,000,000	1,250,000,000	983,245,497
2,000,000,000	99.521%	99.521%	July 3, 2003	July 15, 2008	2,000,000,000	2,000,000,000	1,573,192,795
3,000,000,000	2.75%	99.901%	November 13, 2003	December 15, 2006	3,000,000,000	3,000,000,000	2,359,789,192

		Initial Public			Original Principal	Principal Amount
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
100,000,000	4.17%	100.000%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	78,659,640
100,000,000	4.06%	100.000%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	78,659,640
2,000,000,000	2.75%	100.239%	January 14, 2004	December 15, 2006	2,000,000,000	2,000,000,000	1,573,192,795
2,000,000,000	3.25%	99.515%	March 3, 2004	May 15, 2009	2,000,000,000	2,000,000,000	1,573,192,795
2,000,000,000	3.75%	99.783%	June 30, 2004	December 14, 2007	2,000,000,000	2,000,000,000	1,573,192,795
4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	3,146,385,590
3,000,000,000	4.00%	99.932%	May 9, 2005	June 16, 2008	3,000,000,000	3,000,000,000	2,359,789,192
2,000,000,000	4.75%	99.340%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,573,192,795

Euro(2)

2,500,000,000	9.250%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
1,022,583,762	3 mth libor + 0.0625%	99.89%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
567,225,000	6.250%	100.790%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
762,245,000	5.875%	101.594%	July 2, 1997	July 2, 2007	762,245,000	762,245,000	762,245,000
1,533,870,000	5.750%	101.663%	July 10,1997	July 10, 2007	1,533,870,000	1,533,870,000	1,533,870,000
60,000,000	FRN/FX	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
1,000,000,000	CMS	99.950%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
1,000,000,000	CMS	101.600%	June 28, 1999	June 28, 2029	1,000,000,000	1,000,000,000	1,000,000,000
1,000,000,000	CMS	100.750%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
150,000,000	Zero Coupon	100.000%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
3,000,000,000	5.750%	100.040%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
400,000,000	3 mth libor - 0.06%	100.000%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
1,000,000,000	3 mth eubor - 0.06%	100.00%	July 24, 2003	January 24, 2007	1,000,000,000	1,000,000,000	1,000,000,000
150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
300,000,000	12 mth eubor + 0.10%	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
720,000,000	3.546% until 2009	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
200,000,000	85% * 10y Eurswap	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
2,500,000,000	85% * 10y swap rate	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
300,000,000	85.5% * 10y swap rate	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
200,000,000	6 mth Eubor + 1.5%	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
	(max 10x(cms10-cms2)
900,000,000	6 mth Eubor + 0.04%	99.38357%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
1,000,000,000	6 mth Eubor + 0.60%	99.8500%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
192,000,000	Zero Coupon	100.000%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
300,000,000	6 mth Eubor + 0.075%	100.000%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
215,000,000	5.07%/ 10y cms	100.000%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000

Swiss Francs(3)

ChF 1,000,000,000	3.500%	102.900%	September 25, 1998	September 25, 2008	1,000,000,000	1,000,000,000	638,080,653
ChF 1,500,000,000	3.125%	99.825%	Jan 15,1999	July 15, 2010	1,500,000,000	1,500,000,000	957,120,980
ChF 1,000,000,000	3.000%	100.180%	February 11, 2002	August 11, 2006	1,000,000,000	1,000,000,000	638,080,653
ChF 1,000,000,000	2.000%	100.470%	January 30, 2003	April 30, 2009	1,000,000,000	1,000,000,000	638,080,653
ChF 1,000,000,000	2.000%	99.775%	August 11, 2003	February 9, 2007	1,000,000,000	1,000,000,000	638,080,653
ChF 1,000,000,000	1.750%	100.09%	February 3, 2004	March 3, 2008	1,000,000,000	1,000,000,000	638,080,653
ChF 1,000,000,000	2.750%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	638,080,653

		Initial Public			Original Principal	Principal Amount
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro
ChF 2,000,000,000	2.500%	100.090%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,276,161,307
ChF 1,000,000,000	2.500%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	638,080,653

Pounds Sterling(4)

£400,000,000	10.500%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	577,951,163
£1,500,000,000	6.000%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	2,167,316,862
£600,000,000	3mth libor - 0.15%	100.000%	March 5, 2003	March 5, 2008	600,000,000	600,000,000	866,926,745
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	361,219,477

Norwegian Kroners(5)
NOK 2,000,000,000	6.150%	100.000%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	252,016,129
NOK 2,000,000,000	4.340%	100.000%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	252,016,129

Japanese Yen(6)

¥125,000,000,000	5.500%	100.000%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	857,632,933
¥125,000,000,000	4.500%	100.000%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	857,632,933
¥150,000,000,000	3.800%	100.000%	April 4, 1996	March 27, 2008	150,000,000,000	150,000,000,000	1,029,159,520
¥100,000,000,000	3.700%	100.000%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	686,106,346
¥100,000,000,000	3.45%	99.800%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	686,106,346
¥100,000,000,000	1.800%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	686,106,346
¥100,000,000,000	0.375%	99.936%	October 10, 2001	October 10, 2006	100,000,000,000	100,000,000,000	686,106,346
¥100,000,000,000	0.375%	99.800%	April 2, 2002	October 10, 2006	100,000,000,000	100,000,000,000	686,106,346
¥100,000,000,000	0.650%	99.995%	April 14, 2004	March 20, 2009	100,000,000,000	100,000,000,000	686,106,346
¥25,000,000,000	2.87%	100.000%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	171,526,587

Australian $
A$1,000,000,000	5.880%	99.803%	February 27, 2004	August 14, 2008	1,000,000,000	1,000,000,000	584,214,524

TOTAL OUTSTANDING							78,516,946,976	(8)

(1)	U.S. dollar amounts have been converted into euro at $1.27134/€1.00, the exchange rate prevailing at June 30, 2006.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies where converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.5672/€1.00, the exchange rate prevailing at June 30, 2006.

(4)	Pounds Sterling amounts have been converted into euro at £0.69214/€1.00, the exchange rate prevailing at June 30, 2006.

(5)	Norwegian Kroner amounts have been converted into euro at NOK7.936/€1.00, the exchange rate prevailing at June 30, 2006.

(6)	Japanese Yen amounts have been converted into euro at ¥145.75/€1.00, the exchange rate prevailing at June 30, 2006.

(7)	Australian Dollar amounts have been converted into euro at A$1.7117/€1.00, the exchange rate prevailing at June 30, 2006.

(8)	The amount of external bonds shown above does not take into account (i) approximately €287 million outstanding under Italy’s Commercial Paper Program and (ii) the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of June 30, 2006
Currency	Before Swap	After Swap
US Dollars	48.59%	3.52%
Euro	27.48%	81.69%
Swiss Francs	8.53%	8.35%
Pounds Sterling	5.06%	3.57%
Norwegian Kroner	0.64%	—
Japanese Yen	8.96%	2.86%
Australian Dollar	0.74%	—
Total External Bonds (in millions of Euro)	78,516,946,976	83,846,971,834

Source: Ministry of Economy and Finance

Exhibit (a)
CONSENT
     I hereby consent to the use of my name and the making of the statements with respect to me which are set forth under the caption “Official Statements” in the Prospectus of the Republic of Italy relating to the Registration Statement No. 333-111482 filed by the Republic of Italy with the Securities and Exchange Commission of the United States and in any amendment or supplement thereto.

By:	/s/ Maria Cannata

Name:	Dott.ssa Maria Cannata
Title:	Director General — Treasury Department — Direction II Ministry of Economy and Finance
     Dated: September 12, 2006.

Exhibit (c)
The latest annual budget for the Registrant as set forth in the Program Document for 2007-2011 (Documento di Programmazione Economico-Finanziaria per gli anni 2007-2011), dated July 7, 2006, filed in paper format under cover of Form SE on September 12, 2006